January 15, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: M. Hughes Bates, Esq.

Re:	GMF Leasing LLC and ACAR Leasing Ltd.
Amendment No. 2 to Registration Statement on Form SF-3
Filed January 15, 2016
File Nos. 333-207859 and 333-207859-01 (the “Registration Statements”)

Ladies and Gentlemen:

On behalf of GMF Leasing LLC and ACAR Leasing Ltd. (each a “Registrant” and, together, the “Registrants”) and in response to the letter (the “Comment Letter”), dated January 7, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission to Sheli D. Fitzgerald, we submit Amendment No. 2 to the above-referenced Registration Statement on Form SF-3 (“Amendment No. 2”). This submission is marked to show changes from Amendment No. 1 to the Registration Statement on Form SF-3 that was filed on December 22, 2015.

The numbered paragraphs below set forth the Staff’s comments from the Comment Letter in italicized text followed by the Registrants’ responses. The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of the exhibits to Amendment No. 1, copies of which are being provided to you, via courier.

Form of Prospectus

Description of the Transaction Documents

Dispute Resolution for Requests to Redesignate Lease Assets, page 116

1.	We note your revisions in response to prior comment 6 that clarify that a noteholder may make a redesignation request and exercise its right to dispute resolution. However, it is not clear from your disclosure how a beneficial owner may make a redesignation request and exercise its right to dispute resolution. Please revise your disclosure to describe how beneficial owners (i.e., investors) may make redesignation requests and utilize the dispute resolution provision, and explain the process that will be used to notify the transaction parties of a redesignation request and a referral to dispute resolution.

We have added disclosure on page 116 clarifying how a noteholder that is not a noteholder of record may demand the redesignation of Lease Assets or refer unresolved demands for redesignation of Lease Assets to dispute resolution. Please note that the procedures that we have added for such a noteholder to prove that it holds a beneficial interest are identical to those already described elsewhere in the form of prospectus and in the form transaction documents for

M. Hughes Bates, Esq.

January 15, 2016

analogous situations (e.g., where a beneficial owner wishes to receive a full copy of a report by the asset representations reviewer, as described on page             of the Form of Prospectus, or to initiate communications with other noteholders, as described on page             of the Form of Prospectus).

2.	We also note your revisions on page 117 that “[h]olders of notes representing [five] percent or more of the note principal balance of the [most senior class of] notes then Outstanding may also direct the indenture trustee to provide the related notice to the servicer, and participate in the selected resolution method, on their behalf.” Please revise to clarify whether, in addition to selecting the method of dispute resolution, such investors will direct the indenture trustee throughout the course of the proceeding or whether the indenture trustee will use its discretion in making all decisions related to the dispute resolution proceeding.

We have added disclosure on page 117 specifying that the noteholders that direct the indenture trustee to participate in the dispute resolution will also provide direction to the indenture trustee on an ongoing basis regarding the dispute resolution.

Exhibits

3.	Please confirm that you will make all necessary revisions to your transaction documents to reflect the changes made throughout your prospectus. Please file your revised exhibits in an amendment prior to effectiveness.

We have filed updated versions of Exhibits 4.2 (Form of Indenture (including forms of Notes)), 10.4 (Form of Servicing Supplement) and 10.5 (Form of Asset Representations Review Agreement) with this Amendment No. 2 that reflect the revisions made throughout the prospectus and, in the case of the Form of Asset Representations Review Agreement, the comments set forth below.

Exhibit 10.5 – Form of Asset Representations Review Agreement

4.	We note references to a “Sale and Servicing Agreement.” Please revise such references to refer to the correct agreement.

We have corrected those references throughout the Form of Asset Representations Review Agreement.

5.

We note in Section 3.4(d) that any Asset Review Receivable included in a prior review will not be tested again in a subsequent review. To the extent an asset representations review was conducted previously with respect to an Asset Review Receivable, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In

M. Hughes Bates, Esq.

January 15, 2016

the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982). Please also revise your prospectus where appropriate to disclose this term of the asset representations review.

We have modified Section 3.4(d) of the Form of Asset Representations Review Agreement so that it now states:

“If any Asset Review Receivable was included in a prior Asset Review, then the Asset Representations Reviewer will not perform any Tests on it, but will include the results of the previous Tests in the Asset Review Report for the current Asset Review, unless (i) any representation or warranty about such Asset Review Receivable that would be subject to a Test as part of the Asset Review relates to a date that is after the date on which the prior Asset Review was performed with respect to such Asset Review Receivable or (ii) the Asset Representations Reviewer has provided the Servicer with evidence that reasonably demonstrates that the Asset Representations Reviewer was unable during such prior Asset Review to conduct a review of such Asset Review Receivable in a manner that would have ascertained compliance or non-compliance with a specific representation or warranty.”

6.	We note in Section 3.7 that the reasonable expenses of the Asset Representations Reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

We have made the requested modification to Section 3.7 of the Form of Asset Representations Review Agreement.

Sincerely,

/s/ Frank E. Brown III

Frank E. Brown III, Esq.
Senior Vice President, Corporate Counsel and Secretary

cc:	Sheli Fitzgerald
Daniel E. Berce
Doug Johnson, Esq.
John P. Keiserman, Esq.

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